Exhibit 99.1

Yandex to Acquire Its Moscow Headquarters

Moscow and Amsterdam, February 19, 2016.  Yandex (NASDAQ: YNDX), one of the largest European internet companies and the leading search provider in Russia, today announced that it has entered into an agreement, pursuant to which it will become the sole owner of a newly-created company which will hold title to the office complex in central Moscow that houses the Yandex group’s Russian headquarters. The complex is spread across approximately 4 hectares and includes 7 buildings with around 80,000 square-meters of Class A and B office space, 65% of which is currently occupied by the Yandex group. Yandex will continue to lease a portion of the space to third-party tenants in the medium-term, while securing access to additional space for long-term growth as the Yandex group expands.

Yandex has entered into a Framework Agreement with Krasnaya Roza 1875 Limited, a Cypriot company (“KR1875”), pursuant to which Yandex will issue 12,900,000 new Class A ordinary shares to KR1875 in exchange for a 100% interest in a newly-created company that will hold title to the office complex and that will have approximately USD 490 million of debt at closing.  KR1875 has agreed to enter into a lock-up agreement in respect of these Yandex shares for a period of 90 days from closing.

“We believe that this transaction is an effective use of capital and a prudent approach to managing our operating expenses in the current environment. It will improve our operating margins and will be immediately accretive to our earnings per share upon closing in the range of high-single digits,” comments Greg Abovsky, Chief Financial Officer of Yandex.  “In addition, the Company will have a unique opportunity to create a high-tech campus right in the heart of Moscow.”

The closing of the transaction remains subject to certain conditions, including required regulatory approvals, and is anticipated to occur in the second half of 2016.

Yandex is being advised by Sberbank CIB, the investment banking division of Sberbank of Russia, acting as financial advisor, by White & Case, Morgan Lewis and Van Doorne, acting as legal advisors, and JLL, acting as real estate advisor in connection with the acquisition.

Today management will hold a conference call and webcast at 8:30 a.m. U.S. Eastern Time (4:30 p.m. Moscow time, 1:30 p.m. London time) to discuss the transaction.

Conference Call Details

Friday, February 19, 2016

8:30 a.m. U.S. Eastern Time (4:30 p.m. Moscow time, 1:30 p.m. London time)

Live Call

US: 1877 280 1254

UK/International: +44(0)20 7136 2051

Russia: 8 800 500 9311

Passcode: 9144614

Replay

US: 1866 932 5017

UK/International: +44 (0)20 3427 0598

Russia: 810 800 2870 1012

Passcode: 9144614

Available until February 25, 2016

Webcast

http://edge.media-server.com/m/p/27rv623g

Contact:

Investor Relations

Katya Zhukova

Phone: +7 495 974-3538

E-mail: askir@yandex-team.com

Media Relations
Vladimir Isaev, Ochir Mandzhikov
Phone: +7 495 739-7000
E-mail: pr@yandex-team.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the anticipated closing of the transaction described above and the impact of such transaction on the Company’s financial results. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the satisfaction of the conditions to closing and macroeconomic and geopolitical developments affecting the Russian economy, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 19, 2016, and Yandex undertakes no duty to update this information unless required by law.